Exhibit 99.2

All Correspondence to:

*	By Mail	Boardroom Pty Limited
GPO Box 3993
Sydney NSW 2001 Australia
	By Fax:	+61 2 9290 9655
:	Online:	www.boardroomlimited.com.au
(	By Phone:	(within Australia) 1300 737 760
(outside Australia) +61 2 9290 9600

Your vote is important
For your vote to be effective it must be recorded before 9.00am (Melbourne Time) on Monday 29 May 2023.

: TO VOTE ONLINE	BY SMARTPHONE

STEP 1: VISIT https://www.votingonline.com.au/mobagm2023 STEP 2: Enter your Postcode OR Country of Residence (if outside Australia) STEP 3: Enter your Voting Access Code (VAC):	Scan QR Code using smartphone QR Reader App

TO VOTE BY COMPLETING THE PROXY FORM

STEP 1 APPOINTMENT OF PROXY

Indicate who you want to appoint as your Proxy.

If you wish to appoint the Chair of the Meeting as your proxy, mark the box. If you wish to appoint someone other than the Chair of the Meeting as your proxy please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the meeting, the Chair of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by contacting the company’s securities registry or you may copy this form.

To appoint a second proxy you must:

(a) complete two Proxy Forms. On each Proxy Form state the percentage of your voting rights or the number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

STEP 2 VOTING DIRECTIONS TO YOUR PROXY To direct your proxy how to vote, mark one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of securities are to be voted on any item by inserting the percentage or number that you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item for all your securities your vote on that item will be invalid.

Proxy which is a Body Corporate

Where a body corporate is appointed as your proxy, the representative of that body corporate attending the meeting must have provided an “Appointment of Corporate Representative” prior to admission. An Appointment of Corporate Representative form can be obtained from the company’s securities registry.

STEP 3 SIGN THE FORM

The form must be signed as follows:

Individual: This form is to be signed by the securityholder.

Joint Holding: where the holding is in more than one name, all the securityholders should sign.

Power of Attorney: to sign under a Power of Attorney, you must have already lodged it with the registry. Alternatively, attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: this form must be signed by a Director jointly with either another Director or a Company Secretary. Where the company has a Sole Director who is also the Sole Company Secretary, this form should be signed by that person. Please indicate the office held by signing in the appropriate place.

STEP 4 LODGEMENT

Proxy forms (and any Power of Attorney under which it is signed) must be received no later than 48 hours before the commencement of the meeting, therefore by 9.00am (Melbourne Time) on Monday 29 May 2023. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Proxy forms may be lodged using the enclosed Reply Paid Envelope or:

:      Online           https://www.votingonline.com.au/mobagm2023

    By Fax           + 61 2 9290 9655

     By Mail           Boardroom Pty Limited

GPO Box 3993,

Sydney NSW 2001 Australia

    In Person         Boardroom Pty Limited

Level 12, 225 George Street,

Sydney NSW 2000 Australia

Attending the Meeting

If you wish to attend the meeting please bring this form with you to assist registration.

Mobilicom Limited ACN 617 155 978	☐

Your Address

This is your address as it appears on the company’s share register. If this is incorrect, please mark the box with an “X” and make the correction in the space to the left. Securityholders sponsored by a broker should advise their broker of any changes.

Please note, you cannot change ownership of your securities using this form.

PROXY FORM

STEP 1	APPOINT A PROXY

I/We being a member/s of Mobilicom Limited (Company) and entitled to attend and vote hereby appoint:

☐	the Chair of the Meeting (mark box)

OR if you are NOT appointing the Chair of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy below or failing the individual or body corporate named, or if no individual or body corporate is named, the Chair of the Meeting as my/our proxy at the Annual General Meeting of the Company to be held virtually on Wednesday, 31 May 2023 at 9.00am (Melbourne Time) and at any adjournment of that meeting, to act on my/our behalf and to vote in accordance with the following directions or if no directions have been given, as the proxy sees fit.

Chair of the Meeting authorised to exercise undirected proxies on remuneration related matters: If I/we have appointed the Chair of the Meeting as my/our proxy or the Chair of the Meeting becomes my/our proxy by default and I/we have not directed my/our proxy how to vote in respect of Resolutions 1 & 4A-5, I/we expressly authorise the Chair of the Meeting to exercise my/our proxy in respect of these Resolutions even though Resolutions 1 & 4A-5 are connected with the remuneration of a member of the key management personnel for the Company.

The Chair of the Meeting will vote all undirected proxies in favour of all Items of business (including Resolutions 1 & 4A-5). If you wish to appoint the Chair of the Meeting as your proxy with a direction to vote against, or to abstain from voting on an item, you must provide a direction by marking the ‘Against’ or ‘Abstain’ box opposite that resolution.

STEP 2

VOTING DIRECTIONS

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your vote will not be counted in calculating the required majority if a poll is called.

		FOR	AGAINST	ABSTAIN*			FOR	AGAINST	ABSTAIN*

Res 1	Non-Binding Resolution to Adopt Remuneration Report	☐	☐	☐	Res 4C	Approval To Issue Options - Jonathan Brett	☐	☐	☐

Res 2	Re-Election of Yossi Segal as a Director	☐	☐	☐	Res 4D	Approval To Issue Options - Campbell McComb	☐	☐	☐

Res 3	Approval of 10% Placement Facility	☐	☐	☐	Res 4E	Approval To Issue Options – Shalom Elkayam	☐	☐	☐

Res 4A	Approval To Issue Options - Oren Elkayam	☐	☐	☐	Res 5	Approval Of Incentive Plan	☐	☐	☐

Res 4B	Approval To Issue Options - Yossi Segal	☐	☐	☐

STEP 3	SIGNATURE OF SECURITYHOLDERS This form must be signed to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3

Sole Director and Sole Company Secretary	Director	Director / Company Secretary

Contact Name	Contact Daytime Telephone	Date / /2023